

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2022

Kai-Shing Tao
Chief Executive Officer
Remark Holdings, Inc.
800 S. Commerce St.
Las Vegas, NV 89106

   Re: Remark Holdings, Inc.
    Registration Statement on Form S-1
    Filed November 7, 2022
    File No. 333-268224

Dear Kai-Shing Tao:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Technology

cc: Robert Friedman